

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2012

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 11, 2012, the Board of Directors ("Board") of Caterpillar Inc. ("Company") unanimously elected Jon M. Huntsman, Jr. as an independent director, effective immediately, with a term expiring at the annual meeting of stockholders in 2012.   At this time, Mr. Huntsman has not been assigned to any committees of the Board.

There is no arrangement or understanding between Mr. Huntsman and any other persons pursuant to which Mr. Huntsman was selected as a director. There are no transactions involving Mr. Huntsman requiring disclosure under Item 404(a) of Regulation S-K.

Mr. Huntsman will receive the standard compensation received by the Company's non-employee directors.   These compensation arrangements are discussed in the Company's preliminary proxy statement, filed with the Securities and Exchange Commission on April 11, 2012.

A copy of the Company's press release issued on April 11, 2012, regarding Mr. Huntsman's election to the Board is filed as Exhibit 99.1 to this Form 8-K and is hereby incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(d)   Exhibits:

99.1   Caterpillar Inc. Press Release dated April 11, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 12, 2012   By: */s/James B. Buda*
                                         James B. Buda
                                         Senior Vice President and Chief Legal Officer

<u>EXHIBIT INDEX</u>

Exhibit No.	**Description**
<u>99.1</u>	<u>Caterpillar Inc. press release dated April 11, 2012.</u>

April 11, 2012

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
309-494-4100
Dugan_jim@cat.com

FOR IMMEDIATE RELEASE

Former Utah Governor and United States Ambassador to China Jon Huntsman to Join Caterpillar Board of Directors

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) announced today that Jon M. Huntsman Jr. has been elected to the Caterpillar Board of Directors effective immediately.

Huntsman, 51, is the former United States Ambassador to China (2009-2011) and the former governor of Utah (2005-2009). Huntsman's extensive foreign policy experience also includes an appointment as the United States Ambassador to Singapore (1992-1993) and service as the United States Trade Ambassador (2001-2003). Huntsman also has significant leadership experience in the private sector where he has served in numerous executive roles, including as CEO with the Huntsman Corporation, a global chemical company. He is currently the Chairman of the Huntsman Cancer Foundation, which provides funding for cancer research, improved treatment and cancer education and awareness. Governor Huntsman is also a director of the Ford Motor Company and serves on the boards of the Huntsman Corporation, the Naval Academy Foundation and the National Committee on US-China Relations.

"With his extensive global experience in the business world and as a senior statesman for the United States, Jon brings a unique global perspective and experience to our board that will provide strategic guidance on critical trade and policy issues that are important to Caterpillar," said Caterpillar Chairman and CEO Doug Oberhelman.

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About Caterpillar:
For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.caterpillar.com.

Forward-Looking Statements
Certain statements in this press release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending ; (iii) commodity or component price increases and/or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our and Cat Financial's ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and credit worthiness of Cat Financial's customers; (viii) inability to realize expected benefits from acquisitions and divestitures, including the acquisition of Bucyrus International, Inc.; (ix) international trade and investment policies; (x) challenges related to Tier 4 emissions compliance; (xi) market acceptance of our products and services; (xii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiii) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xiv) sourcing practices of our dealers or original equipment manufacturers; (xv) compliance with environmental laws and regulations; (xvi) alleged or actual violations of trade or anti-corruption laws and regulations; (xvii) additional tax expense or exposure; (xviii) currency fluctuations; (xix) our or Cat Financial's compliance with financial covenants; (xx) increased pension plan funding obligations; (xxi) union disputes or other employee relations issues; (xxii) significant legal proceedings, claims, lawsuits or investigations; (xxiii) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxiv) changes in accounting standards; (xxv) failure or breach of IT security; (xxvi) adverse effects of natural disasters; and (xxvii) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 21, 2012 for the year ended December 31, 2011. This filing is available on our website at www.caterpillar.com/secfilings.